Exhibit 4.02
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of March 1, 2022, Steven Madden, Ltd. (the “Company”) had one class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) – our voting common stock, $0.0001 par value per share (our “Common Stock”). The following description of our Common Stock is a summary and does not purport to be complete. The description is subject to and qualified in its entirety by reference to our Certificated of Incorporation, as amended through May 24, 2019 (our “Certificate of Incorporation”), our Amended and Restated By-Laws (our “By-Laws”), and applicable Delaware law.
Authorized Shares
The Company’s authorized shares are 250,000,000 shares of stock, $0.0001 par value per share, consisting of: (a) 245,000,000 shares of our Common Stock and (b) 5,000,000 shares of preferred stock.
Our board of directors is authorized to issue preferred stock in one or more series and to fix any preferences, voting powers, restrictions, limitations as to dividends, qualifications, and such other subjects and matters as may be fixed by resolution of our board of directors. Using this authority, our board of directors has authorized 60,000 shares of preferred stock be designated as Series A Junior Participating Preferred Stock (our “Series A Preferred Stock”). However, no shares of preferred stock are outstanding.
Dividends
Holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds available.
Holders of our Series A Preferred Stock are entitled to receive (i) cash dividends equal to 1,000 times the aggregate per share amount of all cash dividends paid to holders of our Common Stock and (ii) a preferential cash dividend each quarter (“Quarterly Dividend Payment”) equal to $50.00 per share of Series A Preferred Stock less the per share amount of all cash dividends declared under clause (i) of this sentence since the immediately preceding Quarterly Dividend Payment. As a group, Series A Preferred Stock holders are also entitled to 1,000 times any other form of distribution made to our Common Stock holders (e.g. a stock dividend or a reorganization).
When dividends to our Series A Preferred Stock holders are in arrears, the Company shall not declare or pay a dividend, or make any other form of distribution, to our Common Stock holders.
Voting Rights
Each holder of our Common Stock is entitled to one vote per share on all matters to be voted on by our stockholders.
Each holder of our Series A Preferred Stock is entitled to 1,000 votes on all matters submitted to a vote of holders of our Common Stock.
Liquidation Rights
Upon liquidation of the Company, holders of our Common Stock are entitled to share equally in a distribution of the Company’s assets after provision for the Company’s liabilities and the liquidation preference of any outstanding preferred stock (if any).

Upon liquidation of the Company, holders of our Series A Preferred Stock are entitled to the greater of (i) $1.00 per 1/1000 of a share plus any accrued and unpaid dividends and distributions or (ii) an amount equal to 1,000 times the aggregate amount to be distributed per share to holders of our Common Stock prior to any distribution to our Common Stock holders.
Other Rights
Holders of shares of our Common Stock and Series A Preferred Stock do not have preemptive or other rights to subscribe for additional shares of common stock or for any of our other securities. In addition, there are no redemption or sinking fund provisions for holders of our Common stock and Series A Preferred Stock. Our outstanding Common Stock is fully paid and non-assessable.
Exchange Listing
Our Common Stock is traded on The NASDAQ Global Select Market under the symbol “SHOO.”
Anti-takeover Effects of Our Certificate of Incorporation and By-Laws and Provisions of Delaware Law
A number of provisions in our Certificate of Incorporation, our By-Laws and Delaware law may make it more difficult to acquire control of us by various means. These provisions could deprive our stockholders of opportunities to realize a premium on the shares of our Common Stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our Common Stock. These provisions are intended to:
•enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;
•discourage certain types of transactions which may involve an actual or threatened change in control of us;
•discourage certain tactics that may be used in proxy fights;
•encourage persons seeking to acquire control of us to consult first with the board of directors to negotiate the terms of any proposed business combination or offer; and
•reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or that is otherwise unfair to our stockholders.
Special Meetings of Stockholders. Our By-Laws provide that special meetings of our stockholders may be called only by a resolution adopted by a majority of the members of our board of directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.
Issuance of Preferred Stock. The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, may among other things, discourage, delay, defer or prevent a change in control of our Company.

Authorized But Unissued Shares of Common Stock. The authorized but unissued shares of our Common Stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our Common Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Section 203 of the Delaware General Corporation Law. We must comply with the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.
A “business combination” includes a merger, consolidation, sale or other disposition of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation and some transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. An “interested stockholder” is a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless it satisfies one of the following three conditions:
•our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by (1) persons who are directors and also officers and (2) employee stock plans, in some instances; and
•the business combination is approved by a majority of our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.